UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 2026

Commission File Number: 001-42596

MASTERBEEF GROUP

(Exact name of registrant as specified in its charter)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 10, 2026, MasterBeef Group (the “Company”) announced that it plans to introduce a premium gelato brand from Thailand to the Hong Kong market as part of its expansion into the dessert market. The Company expects to open the first Thailand gelato shop in Hong Kong with an anticipated launch in summer 2026. Depending on the performance of its first location, prevailing market conditions and appropriate commercial and financial assessments, the Company will evaluate opportunities to open additional Thailand gelato shops across the territory.

A copy of the press release announcing the expansion into the dessert market and planned opening of the first Thailand gelato shop in Hong Kong is attached as Exhibit 99.1 and incorporated herein by reference.

The press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibits

99.1	Press Release dated March 10, 2026.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2026	Masterbeef group

	By:	/s/ Ka Chun Lam
	Name:	Ka Chun Lam
	Title:	Chief Executive Officer

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